Exhibit 99.2

PORTAGE BIOTECH INC.

THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as of November 29, 2022

Index

Forward-Looking Statements	3
Nature of Operations and Overview	4
Summary of Results	8
Number of Ordinary Shares and Warrants	8
Business Environment – Risk Factors	9
Our Programs and Technology – Recent Developments	9
Results of Operations	14
Liquidity and Capital Resources	18
Key Contractual Obligations	21
Off-balance Sheet Arrangements	22
Transactions with Related Parties	22
Financial and Derivative Instruments	22
Use of Estimates and Judgments	24
New Accounting Standards, Interpretations and Amendments	24
Internal Controls over Financial Reporting	25
Public Securities Filings	25

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Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three and six months ended September 30, 2022, should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2022, together with the related Management’s Discussion and Analysis and audited consolidated financial statements for the year ended March 31, 2022, and Annual Report on Form 20-F for the year ended March 31, 2022.

Forward-Looking Statements

This document includes "forward looking statements.” All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expects," "anticipates," "intends," "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	our plans and ability to develop and commercialize product candidates and the timing of these development programs;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits and risks of our product candidates as compared to others;

•	our maintenance and establishment of intellectual property rights in our product candidates;

•	our need for financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates; and

•	our selection and licensing of product candidates.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3 - Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2022.

Our business focus is that of being primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business. We do not anticipate directly engaging in the post pharmaceutical development endeavors of manufacturing, marketing and distribution of our development products.

Consequently, all of the forward-looking statements made in this Management’s Discussion and Analysis are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise the terms “Portage Biotech Inc.,” “the Company,” “our Company,” “Portage,” “we,” “us” or “our” are used interchangeably in this Management’s Discussion and Analysis and mean Portage Biotech Inc. and its subsidiaries. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2022.

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Nature of Operations and Overview

Portage is a clinical stage immune-oncology company advancing first-in-class and best-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Including the Tarus Therapeutics acquisition, we currently manage 16 immuno-oncology assets at various development stages, four of which are clinical stage. We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

The Portage Approach

Our mission is to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance. Given these foundations, we manage capital allocation and risk as much as we oversee drug development. By focusing our efforts on translational medicine and pipeline diversification, we seek to mitigate overall exposure to many of the inherent risks of drug development.

Our approach is guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection for broad targets with disciplined ongoing evaluation;

•	Focus on translational medicine and therapeutic candidates with single agent activity;

•	Conduct randomized trials early and test non-overlapping mechanisms of action; and

•	Improve potential outcomes for patients with evasive cancers.

Our execution is achieved, in part, through our internal core team and our large network of experts, contract labs, and academic partners.

The Company believes that it is not subject to the regulation of the Investment Company Act of 1940, as amended (“40 Act”), based on the definition of investment companies. Notwithstanding the foregoing, as the Company primarily operates within the biomedical industry as a research and development business, the Company believes that it is also able to take advantage of the non-exclusive safe harbor of Rule 3a-8 promulgated under the 40 Act so as not to be characterized as an investment company. The Company has adopted a capital preservation policy referenced in that rule.

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Our Science Strategy

Our goal is to develop immuno-oncology therapeutics that will dramatically improve the standard-of-care for patients with cancer. The key elements of our scientific strategy are to:

•	Build a pipeline of differentiated oncology therapeutic candidates that are diversified by mechanism, broad targets, therapeutic approach, modality, stage of development, leading to a variety of deal types that can be executed with partners;

•	Expand our pipeline through research collaborations, business development, and internally designed programs;

•	Continue to advance and evolve our pipeline with a goal of advancing one therapeutic candidate into the clinic and one program into IND-enabling studies each year; and

•	Evaluate strategic opportunities to accelerate development timelines and maximize the value of our portfolio.

Our Pipeline

We have built a pipeline of immuno-oncology therapeutic candidates and programs that are diversified by mechanism, therapeutic approach, modality, and stage of development. On an ongoing basis, we rigorously assess each of our programs using internally defined success criteria to justify continued investment and determine proper capital allocation. When certain programs do not meet our de-risking criteria for advancement, we look to monetize or terminate those programs and preserve our capital and resources to invest in programs with greater potential. As a result, our pipeline will continue to be dynamic.

The charts below set forth, as of August 1, 2022, the current state of our immuno-oncology therapeutic candidates and programs.  The chart contains forward looking information and projections based on management’s current estimates. The chart information is based on and subject to many assumptions, as determined by management and not verified by any independent third party, which may change or may not occur as modeled. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Before you make an investment decision regarding the Company, you should make your own analysis of forward-looking statements and our projections about candidate and program development and results.

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Our Business Model

Portage is a development organization that is structured to facilitate flexibility in financing and ease of partnering, licensing, and merger/acquisition of individual assets and or technology platforms.  The IP for each platform is held in separate private entities.  Our employees and consultants work across the pipeline and we believe that this can (i) enhance operational efficiency, (ii) maintain an optimal cost structure, (iii) attract leading collaborators, and (iv) promote asset flexibility, as further described below.

•	Enhance operational efficiency: We allocate resources while empowering managers to make program-level decisions in order to increase productivity and speed. We believe this model enables a flexible organizational structure that can achieve scale through the addition of programs without increasing burdensome bureaucracy or redundant infrastructure.

•	Maintain an optimal cost structure: We have a relatively small number of employees and have built a network of trusted external service providers, choosing to leverage their infrastructure and expertise as needed instead of embarking on capital-intensive lab, manufacturing, and equipment expenditures. By reducing overhead costs, we believe we can increase the likelihood that we can generate a return on invested capital.

•	Attract leading collaborators and licensors: Our pipeline is comprised of first- and best-in-class therapies for a variety of cancers sourced via our extensive industry contacts and relationships (e.g., academia and pharmaceutical industry executives). On preclinical programs/technology, we initially established development structures enabling us to keep licensors economically incentivized at the program level. We believe that the experienced drug development leadership team and approach to resource allocation differentiate us from other potential licensees.

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•	Leverage unique commoditized checkpoint marketplace and explore the potential to further enhance long-term clinical benefit for patients with cancer and also expand the eligible population to include those who do not currently receive anti-PD-1 therapy: Presently there are multiple approved checkpoint therapeutics which lack differentiation, resulting in a competitive market dynamic, that will favor combination therapy. There is substantial opportunity for potential expansion in the PD-1 market with our invariant natural killer T-cell (“iNKT”) agonists and adenosine inhibitors. 70-80% of patients do not respond or have a limited response to existing monotherapies, such as PD-1 checkpoint inhibitors. We see potential for our unique approach of using iNKT agonists to initiate an immune response in tumors that have become refractory to checkpoint therapy or to increase the number of front-line patients achieving more durable responses. Combinations can improve this but often come at the cost of significant additional toxicity. The market is saturated with 14 approved PD-1 antibodies, and every major pharmaceutical company competes in this space. One illustrative example of potentially expanding eligible patients is with iNKT agonists upregulating expression of PD-L1, patient populations that are typically not good candidates for PD-1 antibodies due to their lack of or low expression of PD-L1 may be able to utilize iNKTs to sensitize tumors to PD-1 agents. Extending the use of PD-1 antibodies represents a significant potential upside for one of these companies competing for market share, should they choose to partner with Portage.

•	Promote asset flexibility: Each operating subsidiary is a separate legal entity that holds the relevant intellectual property of its therapeutic candidates or programs. This allows us to efficiently pursue various subsidiary-level transactions, such as stock or asset sales, licensing transactions, strategic partnerships and/or co-development arrangements. It also provides us with the flexibility to terminate programs with minimal costs if results do not meet our de-risking criteria for advancement.

We incubate internal programs, leveraging internal resources and network of service providers as needed to support our discovery, lead optimization, and IND-enabling efforts. When we decide to license from or collaborate with external parties, we establish distinct operating entities to hold and advance those programs. This structure enables us to keep licensors economically incentivized at the program level through our ability to offer equity and access to potential cash milestones and royalty payments.

The Company is a BVI business company incorporated under the BVI Act with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services Inc., is located at 61 Wilton Road, Westport, CT 06880.

The Company currently is a foreign private issuer under the United States Securities and Exchange Commission (“SEC”) rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol "PBT.U". On February 25, 2021, the ordinary shares of the Company began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is NASDAQ, the Company voluntarily delisted from the CSE on April 23, 2021.

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Summary of Results

The following table summarizes financial information for the quarter ended September 30, 2022, and the preceding eight quarters (all amounts in 000’US$ except net loss per share, which are actual amounts). All share and per share amounts reflect the 1:100 reverse stock split effected June 5, 2020.

Quarter ended	Sept. 30	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
	2022	2022	2022	2021	2021	2021	2021	2020	2020

Net (loss) attributable to owners of the Company	(949)	(1,729)	(7,317)	(3,512)	(2,975)	(3,066)	(11,498)	(1,184)	(2,455)
Working capital (1) to (9)	15,737	21,138	24,049	25,639	27,301	28,106	1,738	2,875	25
Equity attributable to owners of the Company	178,434	120,682	121,205	125,789	127,140	127,711	101,449	104,945	102,233
Net (loss) per share - Basic	(0.06)	(0.13)	(0.55)	(0.26)	(0.22)	(0.25)	(0.95)	(0.10)	(0.21)
Net (loss) per share - Diluted	(0.06)	(0.13)	(0.55)	(0.26)	(0.22)	(0.25)	(0.95)	(0.10)	(0.21)

(1)	September 30, 2022 working capital is net of warrant liability of $8 settleable on a non-cash basis.

(2)	June 30, 2022 working capital is net of warrant liability of $32 settleable on a non-cash basis.

(3)	March 31, 2022 working capital is net of warrant liability of $33 settleable on a non-cash basis.

(4)	December 31, 2021 working capital is net of warrant liability of $159 settleable on a non-cash basis.

(5)	September 30, 2021 working capital is net of warrant liability of $535 settleable on a non-cash basis.

(6)	June 30, 2021 working capital is net of warrant liability of $751 settleable on a non-cash basis.

(7)	March 31, 2021 working capital is net of warrant liability of $1,120 settleable on a non-cash basis.

(8)	December 31, 2020 working capital is net of warrant liability of $771 settleable on a non-cash basis.

(9)	September 30, 2020 working capital is net of accrued equity issuable of $3,972 and warrant liability of $271 settled or settleable on a non-cash basis.

Number of Ordinary Shares and Warrants

The following table summarizes the number of the Company’s ordinary shares issued and outstanding and warrants at September 30, 2022 and November 29, 2022:

As of,	September 30, 2022	November 29, 2022
Shares issued and outstanding (a) (b)	16,943,672	17,065,379
Warrants (c)	33,888	—

(a)	This amount excludes an aggregate 243,000 restricted stock units granted to the executive chairman and an employee on January 13, 2021, which vested immediately on the date of grant and are subject to certain restrictions and 135,740 restricted stock units granted to employees (one of whom is also a director) on January 19, 2022, which vested immediately on the date of grant and are subject to certain restrictions.

(b)	The September 30, 2022 amount excluded 3,635 shares earned for services rendered from July 1, 2022 to September 30, 2022, accrued at September 30, 2022 for financial statement purposes and issued in October 2022. The November 29, 2022 amount excludes 1,492 shares earned for services rendered in October 2022, accrued at October 31, 2022 but not yet issued.

(c)	Warrants are exercisable into equal number of ordinary shares at an average exercise prise of $6.64 and at September 30, 2022, expired in October 2022.

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Business Environment – Risk Factors

Please refer to the Annual Report on Form 20-F for the year ended March 31, 2022 for detailed information as the economic and industry factors that are substantially unchanged as of the date hereof.

Our Programs and Technology – Recent Developments

Invariant Natural Killer T-cells (iNKT cells) Platform

iNKT cells play an important role in anti-tumor immune responses and are a distinct class of T lymphocyte displaying a limited diversity of T-cell receptors. They recognize lipid antigens on the surface of tumor cells and produce large amounts of cytokines within hours of stimulation without the need for clonal expansion. Furthermore, iNKT cells activate multiple immune system components, including dendritic cells, T-cells and B-cells and stimulate an antigen-specific expansion of these cells. An operating subsidiary holds an exclusive license (with the right to sub-license) from the Ludwig Institute to use, research, develop and commercialize iNKT cell agonists, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute’s intellectual property and know-how.

PORT-2 (IMM60)

PORT-2 is an iNKT cell activator/agonist formulated in a liposome with a 6-member carbon head structure that has been shown to activate both human and murine iNKT cells, resulting in dendritic cell (DC) maturation and the priming of Ag-specific T and B cells.

In animal models, PORT-2 enhanced the frequency of tumor specific immune responses (Jukes 2016). iNKT cells are unique lymphocytes defined by their co-expression of surface markers associated with NK cells along with a T-cell antigen receptor. They recognize amphipathic ligands such as glycolipids or phospholipids presented in the context of the non-polymorphic, MHC class I-like molecule CD1d. Activated iNKT cells rapidly produce IFN-gamma and IL-4 and induce dendritic cell (DC) maturation and IL-12 production.

In August 2021, we dosed the first patient in the IMP-MEL PORT-2 clinical trial, a Phase 1/2 dose escalation and randomized expansion trial. The PORT-2 trial is expected to enroll up to 100 patients with melanoma or non-small cell lung carcinoma (NSCLC) in order to evaluate safety and efficacy.

Preliminary Phase 1 data presented at the American Society of Clinical Oncology (“ASCO”) Annual Meeting in June 2022, suggests PORT-2 was well tolerated when administered as a monotherapy, with no severe or serious related adverse events. All possibly related adverse events were mild to moderate and did not limit dosing. This has enabled a plan to accelerate opening of the combination safety cohort with pembrolizumab, in parallel with the ongoing high dose monotherapy cohort. Biomarker data presented at the ASCO meeting in 2022 confirmed the mechanism of action (i.e., both activation of the innate and adaptive arms of the immune system). One of the two patients treated at the 3mg/m2 dose had a mixed response with several tumors showing >50% reduction in diameter indicating single agent activity. In November 2022, the Company presented clinical updates from its ongoing Phase 1 trial at the Society for Immunotherapy of Cancer’s 37th Annual Meeting. Based on the interim results, we are encouraged by the growing patient data set that supports proof of concept for using an iNKT agonist in cancer treatment. PORT-2 has a favorable safety and tolerability profile as a monotherapy at all doses tested to date, has demonstrated evidence of single agent activity, and biomarkers confirm mechanistic potential of PORT-2 to activate both the adaptive and innate immune systems.

With the enhanced management team, efficient organization, and financial resources obtained in 2021, Portage has decided to expand the PORT-2 trial beyond the U.K. to accelerate clinical trials while addressing COVID-19 headwinds. The Company has hired a global clinical research organization (CRO-Parexel) and is preparing for regulatory submissions in other countries. By expanding the regions and sites contributing to the trial, Portage expects to accelerate enrollment in the planned Phase 2 portions of this trial. The Company entered into a clinical collaboration with Merck to supply pembrolizumab for this trial.

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PORT-3 (IMM65)

PORT-3 is a PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine. Biodegradable PLGA-nanoparticles function as a delivery platform for immunomodulators and tumor antigens to induce a specific anti-tumor immune response. PLGA has minimal (systemic) toxicity and is used in various drug-carrying platforms as an encapsulating agent. Furthermore, co-formulating an iNKT inhibitor with a peptide vaccine in a particle has shown to be approximately 5 times more potent in killing cancer cells and generating an antigen specific CD8 T-cell response than giving the 2 agents individually (ref Dolen et al Oncoimmunology paper).

NY-ESO-1 is a cancer-testis antigen expressed during embryogenesis and in the testis, an immune privileged site. Furthermore, NY-ESO-1 expression is observed in several advanced cancers: lung (2-32%), melanoma (40%), bladder (32-35%), prostate (38%), ovarian (30%), esophageal (24-33%), and gastric cancers (8-12%). Clinical trials have shown the safety and tolerability of Good Manufacturing Practices (GMP)-grade NY-ESO-1 peptides in patients with cancer.

The first patient was dosed in 2021 and patients continue to enroll in the PRECIOUS Phase 1 trial of PORT-3 in patients with solid tumors. The Phase 1 portion of the trial is expected to enroll 15 patients. The trial was having difficulty identifying tumors that expressed NY-ESO-1, so it was amended to include all solid tumors regardless of expression to facilitate assessment of safety. This platform is designed to demonstrate proof of concept. The combination product has the ability to prime and boost an anti-tumor immune response. Our patent position extends to other known tumor antigens, and we are prepared to rapidly launch other assets into the clinic if we see strong activity of this formulation. Notably, Portage received additional grant support from the Horizon 2020 program to explore next generation targeted nanoparticles. Preliminary safety data for repeat dosing of PORT-3, a nanoparticle co-formulation of PORT-2 and NY-ESO-1 immunogenic peptides developed for the treatment of NY-ESO-1 positive solid tumors, has shown promise. We are evaluating opportunities and awaiting more data.

Adenosine Receptor Antagonist Platform

A critical mechanism of cancer immune evasion is the generation of high levels of immunosuppressive adenosine within the tumor microenvironment (“TME”). Research suggests that the TME has significantly elevated concentrations (100-500 fold) of extracellular adenosine. Engagement with adenosine receptors A2A and A2B triggers a dampening effect on the immune response, suppressing effector cell function and stabilizing immunosuppressive regulatory cells. Over-expression of the A2A and A2B receptors leads to poor prognosis in multiple cancers, including prostate cancer, colorectal cancer and lung adenocarcinoma, driven by a reduced ability to generate an immune response against the tumor.

These findings have made A2A and A2B high-priority targets for immunotherapeutic intervention. Portage is advancing the following four first-in-class adenosine inhibitors, which together represent a broad suite of adenosine-targeting approaches and will enable a comprehensive exploration of how targeting the adenosine pathway could potentially improve response in multiple cancer and non-cancer indications:

PORT-6 (TT-10)

Adenosine receptor type 2A (A2A) inhibitor to treat A2A expressing solid tumors. We believe PORT-6 is more potent, more durable and more selective than other clinical stage A2A agents.

PORT-7 (TT-4)

Adenosine receptor type 2B (A2B) inhibitor to treat solid tumors; PORT-7 has a very selective profile that focuses on A2B.

PORT-8 (TT-53)

Dual inhibitor of adenosine receptors 2A and 2B (A2A/A2B) to treat solid tumors; Portage has the ability to combine these two to titrate the levels of A2A and A2B or has the ability to give the dual inhibitor (PORT-08).

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PORT-9 (TT-3)

An A2B inhibitor to treat colorectal and gastrointestinal cancers.

In preparation for entering clinical trials for the adenosine programs, Portage will conduct an examination of which solid tumor types have a high expression of receptors A2A and A2B and enrich for patients that have high expression and therefore have potential to benefit most from treatment. Portage has designed the ADPORT-601 trial to evaluate the activity and safety of PORT-6 and PORT-7 alone and in combination. This trial will adapt over time and also include safety cohorts for these two agents with other immune activating agents including others from the Portage internal pipeline. Depending on the data, it can be expanded to evaluate either agent as monotherapy or a randomized comparison of either agent plus standard of care versus standard of care alone.

Other Programs in Development

Amphiphilic platform

DfuseRx SM, identifies combinations of anti cancer agents with amphiphilic diffuse enhancers that can passively enter into cancer cells.  These novel formulations with unique IP can be directly injected into any solid tumors, and the payloads will diffuse across the membrane and disperse throughout the tumor, while sparing healthy cells. Once inside the cells, the technology is diluted away and the payloads are stuck inside the cells. The payloads are able to disperse to areas of the tumor that do not have blood supply and hence oral or IV drugs will not reach.

PORT-1 (INT230-6)

Intensity Therapeutics, Inc., our affiliate (“Intensity”), is developing INT230-6 (which we refer to as PORT-1) as a fixed dose formulation of cisplatin, vinblastine and a penetration enhancer.  In animal models, the drug has shown efficacy in the majority of the animals, by a combination of direct killing of the cancer, and also a CD4 and CD8 T-cell response (Bloom et al).  Newly released interim safety and survival data from the Phase 1/2 IT-01 trial presented at ASCO 2021 demonstrated that both INT230-6 (PORT-1) monotherapy and combination therapy with immune checkpoint drugs are well-tolerated. The proven mechanism of action includes direct tumor-killing effects, as well as responses generated in non-injected tumors (abscopal responses) resulting from antigen presentation and immune activation. PORT-1 is the first of Portage’s assets that entered the clinic and has demonstrated proof-of-concept in humans. The specific rapid local killing in the normal three-dimensional environment inside the body we believe is critical for robust antigen presentation and immune activation.  Animal studies also showed synergy when combined with checkpoint inhibition (Bender et al, Bloom et al). The product candidate has been dosed into 80 subjects in a Phase 1 and Phase 2 trial. This has shown proof of concept that the vast majority of the drug stays in the tumor, and a dose equivalent to three times the approved dose of the cytotoxic agent was very well tolerated without the typical chemo side effects.  The most common adverse event related to the treatment was pain at the injection site.  As a result, PORT-1 is being studied in nine Phase 2 trials including seven clinical collaborations with the two largest immuno-oncology drug manufacturers, BMS and Merck, in combination with their respective checkpoints in high unmet need medical types (pancreatic, gall bladder, sarcoma, non-microsatellite unstable colorectal, etc.).  Intensity has also launched a randomized Phase 2 trial of INT230-6 vs no treatment in early stage breast cancer (the “INVINCIBLE Trial”) and has expanded its collaboration efforts with the INVINCIBLE Trial, conducted by the Ottawa Hospital and the Ontario Institute for Cancer Research. Intensity made three presentations on INT230-6 at the ASCO Annual Meeting in June 2022 with clinical data suggesting INT230-6 has potential to prolong survival when compared to historical results.  An innovative window of opportunity trial in pre-surgical early stage breast cancer confirmed that one treatment with PORT-1, can result in near complete necrosis of breast tumors with an influx of key immune cells to process the dying tumor.

As of September 30, 2022, the Company owned approximately 7.35% of Intensity’s outstanding shares on a fully diluted basis.

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PORT-4, Nanolipogel (NLG) co-formulation Platform

Scientists are interested in novel ways to deliver multiple signals to the immune system in order to better activate an anti-tumor response.  We have been impressed with a platform from Yale University that allows different types of agents to be packaged together and will concentrate them in tumors.  We have licensed the platform for delivery of DNA aptamers and certain aptamer-small molecule-based combination products. In order to have multiple proprietary agents with known mechanisms of action, we have licensed rights to create DNA aptamers for immune-oncology targets and the first one developed is a proprietary PD1 aptamer, which has been placed in the NLG formulation.  Early testing has shown the formulation properly modulates PD1 signaling in vitro similar to a PD1 antibody I.  In non-clinical, in vivo experiments, the NLG-PD1 performed favorably compared to a mouse PD1 antibody.  The current level of funding is expected to support exploration of multiple PD1 based co-formulations with small molecules and other DNA aptamers. The Company has conducted further research with the technology licensed from Yale University to co-deliver a PD1 blocking signal with a small molecule vascular endothelial growth factor inhibitor. We are looking to accelerate preclinical development of our PORT-4 platform, which may potentially increase the potency and improve the safety of numerous anti-cancer drugs through co-delivery of combination treatments to the tumor.

As of September 30, 2022, the Company owned approximately 70% of the outstanding shares of Saugatuck Therapeutics, Ltd., the subsidiary on which the PORT-4 Platform is managed.

PORT-5, STING Agonist Platform

Proprietary immune priming and boosting technology (using a STING agonist delivered in a virus-like particle) have shown proof of concept in animal models and Stimunity S.A. (“Stimunity”) is beginning to progress the lead asset towards the clinic.  This platform offers multiple ways to target immune stimulation towards the cancer, as well as to co-deliver multiple signals in a single product.  Our researchers have developed a way to administer the product systemically and does not require direct tumor injections.  PORT-5 STING platform provides distinct advantages over chemical intratumoral approaches by offering a potent immune priming and boosting pathway within a virus-like particle (VLP) to enable convenient systemic administration and traffic to the correct targets. This technology preferentially targets dendritic cells, which is differentiated from other chemical STING approaches.  Stimunity is progressing this project towards clinical trials as well as developing next generation compounds.  Given that this is a simple way to boost the immune response to any target, we are also pursuing a project to boost immune response to COVID and other pathogens. To that end, the team has received grant funding to study this technology with any COVID-19 vaccine to evaluate if it is possible to boost the immune response for immunocompromised or elderly patients. During April 2022, AACR showcased PORT-5 preclinical data at a late-breaking session that shows that one or more targeted immunotherapy agents could be packaged within a virus-like particle to increase potency, while enabling a selective immune activation. Given the progress to date, Stimunity is preparing the product to be able to file an IND.

As of September 30, 2022, the Company owned approximately 44% of the outstanding shares of Stimunity, the subsidiary on which the PORT-5 platform is managed.

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Early-Stage R&D Collaborations

We continue to evaluate and test new antibody targets.  Our interest here lies in the suppressive tumor micro-environment, and how we can down regulate or remove MDSC, TAMs, Tregs and other signals that impede the immune response from clearing cancer cells.  One new effort that we have initiated is collaborations with two leading artificial intelligence/machine learning companies in order to screen for agents with specific attributes in this area.  This may allow us a fast track an asset to the clinic with a re-purposed product.

•	Portage is also initiating a collaboration with Dr. Robert Negrin and his team at Stanford University to evaluate the use of PORT-2 with iNKT cell therapies in animals. This work will evaluate if an agonist co-administered with expanded or transformed iNKT cells can further activate the transplanted and endogenous cells inside the patient. The Stanford collaboration will also study the impact iNKT agonists have on driving an adaptive immune response and correcting the suppressive tumor microenvironment.

•	Portage entered into a Cooperative Research and Development Agreement (“CRADA”) with the U.S. National Cancer Institute (“NCI”). The Company and NCI will advance preclinical and potential clinical development of STING agonists and anti-RAGE agents for cancer vaccines. The Company and NCI will develop agents to enhance the efficacy of proprietary cancer vaccines and mouse model cancer vaccines developed by NCI. After the Tarus acquisition, the Company amended the CRADA to include exploration of the different adenosine compounds.

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Three Months Ended September 30, 2022 Compared to the Three Months Ended September 30, 2021

(All Amounts in 000’$)

Results of Operations

The following details major expenses for the three months ended September 30, 2022, compared to the three months ended September 30, 2021:

Three months ended September 30,	2022	2021
	In 000’$	In 000’$
Operating expenses	$(3,653)	$(3,330)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	70	—
Share of loss in associate accounted for using equity method	(56)	(58)
Change in fair value of warrant liability	24	15
Foreign exchange transaction loss	(58)	—
Interest income (expense), net	35	(7)
Loss before provision for income taxes	(3,638)	(3,380)
Income tax benefit	2,553	503
Net loss and other comprehensive loss	$(1,085)	$(2,877)

Comprehensive (loss) income attributable to:
Owners of the Company	$(949)	$(2,975)
Non-controlling interest	(136)	98
Total comprehensive loss for period	$(1,085)	$(2,877)

Results of Operations for the Three Months Ended September 30, 2022, Compared to the Three Months Ended September 30, 2021

The Company generated a net loss and other comprehensive loss of approximately $1.1 million during the three months ended September 30, 2022 (the “Fiscal 2023 Quarter”), compared to a net loss and other comprehensive loss of approximately $2.9 million during the three months ended September 30, 2021 (the “Fiscal 2022 Quarter”), a decrease in loss of $1.8 million year over year.

The components of the change in net loss are as follows:

•	Operating expenses, which include research and development and general and administrative expenses, were $3.6 million in the Fiscal 2023 Quarter, compared to $3.3 million in the Fiscal 2022 Quarter, an increase of $0.3 million, which is discussed more fully below.

•

The Company’s other items of income and expense were substantially non-cash in nature and aggregated approximately $0.015 million net income in the Fiscal 2023 Quarter, compared to approximately $0.050 million net loss in the Fiscal 2022 Quarter, a change in other items of income and expense of approximately $0.065 million, quarter over quarter. The Fiscal 2023 Quarter reflected a gain from the change (decrease) in fair value of the deferred purchase price payable - Tarus and deferred obligation - iOx milestone during the period.

•	Additionally, the Company reflected a net deferred income tax benefit of $2.5 million in the Fiscal 2023 Quarter, compared to a net deferred income tax benefit of $0.5 million in the Fiscal 2022 Quarter. The Fiscal 2023 Quarter includes the foreign currency effect on deferred tax liability balance settleable in Great British pounds of $2.2 million and the recognition of current period losses in the U.K. of $0.3 million, as well as the rate change effect of $0.1 million. The Fiscal 2022 Quarter reflected the foreign currency effect on deferred tax liability balance settleable in Great British pounds, and the recoverable research and development tax credits generated in the U.K.

14

Operating Expenses

The overall analysis of the operating expenses is as follows:

Three months ended September 30,	2022	2021
	In 000’$	In 000’$
Research and development	$1,565	$1,330
General and administrative expenses	2,088	2,000
Total operating expenses	$3,653	$3,330

 Research and Development Costs

Research and development (“R&D”) costs are comprised of the following:

Three months ended September 30,	2022	2021
	In 000’$	In 000’$
Share-based compensation expense	$659	$1,064
Payroll-related expenses	499	230
Research and development – Clinical	150	—
Research and development services and storage	124	(63)
Consulting fees	100	26
Research and development – CRADA	31	—
Other outside services - lab testing, peptide handling, etc.	2	—
Legal regarding Patents’ registration	—	73
Total research and development costs	$1,565	$1,330

R&D costs increased by approximately $0.2 million, or approximately 15%, from approximately $1.3 million in the Fiscal 2022 Quarter, to approximately $1.5 million in the Fiscal 2023 Quarter. The increase was attributable to clinical trial costs largely associated with the iNKT clinical trials in the Fiscal 2023 Quarter of $0.2 million. There were no such costs incurred in the Fiscal 2022 Quarter. Additionally, the Company incurred payroll-related expenses of $0.5 million in the Fiscal 2023 Quarter, compared to $0.2 million in the Fiscal 2022 Quarter. The increase was attributable to increases in staff, as well as the formalization of a compensation program designed to attract and retain strong management. Additionally, the Company incurred costs of $0.03 million associated with the National Cancer Institute study (CRADA program) in the Fiscal 2023 Quarter. These increases were partially offset by a reduction in non-cash share-based compensation expense with respect to options to purchase ordinary shares granted to employees, which was attributable to (a) the vesting over time of a portion of prior year grants; and (b) the decrease in the fair value of grants made in fiscal 2022.

General and Administrative Expenses

Key components of general and administrative expenses are the following:

Three months ended September 30,	2022	2021
	In 000’$	In 000’$
Professional fees	$767	$327
Share-based compensation expense	565	1,081
D&O insurance	312	413
Payroll-related expenses	255	78
Directors fees	83	—
Office and general expenses	65	66
Consulting fees	41	35
Total general and administrative expenses	$2,088	$2,000

15

General and administrative expenses increased by approximately $0.1 million, or approximately 5%, from approximately $2.0 million in the Fiscal 2022 Quarter, to approximately $2.1 million in the Fiscal 2023 Quarter. The principal reason for the increase was the $0.4 million increase in professional fees, of which approximately $0.1 million was attributable to legal fees associated with the Tarus merger (acquisition of four pipeline candidates targeting the adenosine pathway) and $0.2 million was attributable to stamp fees in the U.K. related to acquiring the outstanding minority interest of our iNKT agonist platform. Additionally, payroll-related expenses increased by $0.2 million due to the formalization of a compensation program adopted in the Fiscal 2023 Quarter. These increases were partially offset by a decrease in non-cash share-based compensation expense of $0.5 million attributable to the vesting of certain options granted in prior years and lower fair value associated with more recent grants, the decrease of $0.1 million associated with directors and officers (“D&O”) insurance attributable to lower premiums under the current policy.

Six Months Ended September 30, 2022 Compared to the Six Months Ended September 30, 2021

(All Amounts in 000’$)

Results of Operations

The following details major expenses for the six months ended September 30, 2022, compared to the six months ended September 30, 2021:

Six months ended September 30,	2022	2021
	In 000’$	In 000’$
Operating expenses	$(7,740)	$(6,923)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	70	—
Share of loss in associate accounted for using equity method	(116)	(102)
Change in fair value of warrant liability	25	384
Foreign exchange transaction loss	(110)	—
Interest income (expense), net	56	(41)
Loss before provision for income taxes	(7,815)	(6,682)
Income tax benefit	5,105	582
Net loss and other comprehensive loss	$(2,710)	$(6,100)

Comprehensive (loss) income attributable to:
Owners of the Company	$(2,678)	$(6,041)
Non-controlling interest	(32)	(59)
Total comprehensive loss for period	$(2,710)	$(6,100)

Results of Operations for the Six Months Ended September 30, 2022, Compared to the Six Months Ended September 30, 2021

The Company generated a net loss and other comprehensive loss of approximately $2.7 million during the six months ended September 30, 2022 (the “Fiscal 2023 Six Months”), compared to a net loss and other comprehensive loss of approximately $6.1 million during the six months ended September 30, 2021 (the “Fiscal 2022 Six Months”), a decrease in loss of $3.4 million year over year.

The components of the change in net loss are as follows:

•	Operating expenses, which include research and development and general and administrative expenses, were $7.7 million in the Fiscal 2023 Six Months, compared to $6.9 million in the Fiscal 2022 Six Months, an increase of $0.8 million, which is discussed more fully below.

•	The Company’s other items of income and expense were substantially non-cash in nature and aggregated approximately $0.1 million net loss in the Fiscal 2023 Six Months, compared to approximately $0.2 million net income in the Fiscal 2022 Six Months, a change in other items of income and expense of approximately $0.3 million, year over year. The primary reason for the year-over-year difference in other items of income and expense was the difference in the fair value of warrants outstanding recognized in the year-over-year period, foreign exchange loss in the fiscal 2023 quarter, partially offset by a gain from the change (decrease) in fair value of the deferred purchase price payable - Tarus and deferred obligation - iOx milestone.

16

•	Additionally, the Company reflected a net deferred income tax benefit of $5.1 million in the Fiscal 2023 Six Months, compared to a net deferred income tax benefit of $0.6 million in the Fiscal 2022 Six Months. The Fiscal 2023 Six Months includes the foreign currency effect on deferred tax liability balance settleable in Great British pounds of $4.3 million and the recognition of current period losses in the U.K. of $0.6 million, as well as the rate change effect of $0.2 million. The Fiscal 2022 Six Months reflected recoverable research and development tax credits generated in the U.K., partially offset by the foreign currency effect on deferred tax liability balance settleable in Great British pounds.

Operating Expenses

The overall analysis of the operating expenses is as follows:

Six months ended September 30,	2022	2021
	In 000’$	In 000’$
Research and development	$3,441	$2,876
General and administrative expenses	4,299	4,047
Total operating expenses	$7,740	$6,923

Research and Development Costs

R&D costs are comprised of the following:

Six months ended September 30,	2022	2021
	In 000’$	In 000’$
Share-based compensation expense	$1,211	$2,159
Payroll-related expenses	905	440
Research and development – Clinical	792	—
Research and development services and storage	243	106
Consulting fees	124	50
Research and development – CRADA	100	—
Legal regarding Patents’ registration	40	115
Other outside services – lab testing, peptide handling, etc.	26	6
Total research and development costs	$3,441	$2,876

R&D costs increased by approximately $0.5 million, or approximately 17%, from approximately $2.9 million in the Fiscal 2022 Six Months, to approximately $3.4 million in the Fiscal 2023 Six Months. The increase was attributable to clinical trial costs largely associated with the iNKT clinical trials in the Fiscal 2023 Six Months of $0.8 million. There were no such costs incurred in the Fiscal 2022 Six Months. Additionally, the Company incurred payroll-related expenses of $0.9 million in the Fiscal 2023 Six Months, compared to $0.4 million in the Fiscal 2022 Six Months. The increase was attributable to increases in staff, as well as the formalization of a compensation program designed to attract and retain strong management. Additionally, the Company incurred costs of $0.1 million associated with the National Cancer Institute study (CRADA program) in the Fiscal 2023 Six Months. These increases were partially offset by a reduction in non-cash share-based compensation expense with respect to options to purchase ordinary shares granted to employees, which was attributable to (a) the vesting over time of a portion of prior year grants; and (b) the decrease in the fair value of grants made in fiscal 2022.

17

General and Administrative Expenses

Key components of general and administrative expenses are the following:

Six months ended September 30,	2022	2021
	In 000’$	In 000’$
Professional fees	$1,670	$678
Share-based compensation expense	1,189	2,168
D&O insurance	619	826
Payroll-related expenses	506	225
Directors fees	158	—
Office and general expenses	116	115
Consulting fees	41	35
Total general and administrative expenses	$4,299	$4,047

General and administrative expenses increased by approximately $0.3 million, or approximately 8%, from approximately $4.0 million in the Fiscal 2022 Six Months, to approximately $4.3 million in the Fiscal 2023 Six Months. The principal reason for the increase was the $1.0 million increase in professional fees, of which approximately $0.6 million was attributable to legal fees associated with the Tarus merger (acquisition of four pipeline candidates targeting the adenosine pathway) and $0.2 million was attributable to stamp fees in the U.K. related to acquiring the outstanding minority interest of our iNKT agonist platform. Additionally, payroll-related expenses increased by $0.3 million due to the formalization of a compensation program adopted in the Fiscal 2023 Six Months. These increases were partially offset by a decrease in non-cash share-based compensation expense of $1.0 million attributable to the vesting of certain options granted in prior years and lower fair value associated with more recent grants and the decrease of $0.2 million associated with D&O insurance, which was attributable to lower premiums under the current policy.

Liquidity and Capital Resources

Capital Resources

Portage filed a shelf registration statement with the SEC under which it may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement”). In connection with the Registration Statement, the Company has filed with the SEC:

•	a base prospectus, which covers the offering, issuance and sale by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement covering the offer, issuance and sale by us in an “at the market” offering of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent (“Cantor Fitzgerald”);
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwriting with Cantor Fitzgerald; and
•	a prospectus supplement dated August 19, 2022, for the offer, issuance and sale by us of up to $30,000,000 in ordinary shares from time to time to Lincoln Park Capital Fund, LLC and their resale of those shares and an additional resale of 94,508 shares.

The Sales Agreement permits the Company to sell in an at the market offering up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by the Company under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933. Upon termination of the Sales Agreement, any portion of the $50,000,000 included in the Sales Agreement prospectus that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the base prospectus.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 ordinary shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

18

On June 24, 2021, the Company completed the sale of 1,150,000 ordinary shares, including the underwriters’ option, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021.

On July 6, 2022, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln”), under which it may require Lincoln to purchase ordinary shares of the Company having an aggregate value of up to $30 million (the “Purchase Shares”) over a period of 36 months. Pursuant to the Purchase Agreement, Lincoln will be obligated to purchase the Purchase Shares in three different scenarios that are based on various market criteria and share amounts. The Company has the right to terminate the Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Purchase Agreement. The requirement that Lincoln must make a purchase will be suspended based on various criteria such as there not being an effective registration statement for Lincoln to be able to resell the ordinary shares it is committed to purchase and market criteria such as the Company continuing to be DTC eligible, among other things. The Purchase Agreement does not impose any financial or business covenants on the Company, and there are no limitations on the use of proceeds. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the date of the Purchase Agreement, excluding, however, an at-the-market transaction with a registered broker-dealer.

Upon execution of the Purchase Agreement, the Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee.

Liquidity

The accompanying condensed consolidated interim financial statements for the three and six months ended September 30, 2022 have been prepared on a basis that assumes that the Company will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying condensed consolidated interim financial statements for the three and six months ended September 30, 2022 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of September 30, 2022, the Company had cash and cash equivalents of approximately $15.0 million and total current liabilities of approximately $1.4 million (inclusive of approximately $0.008 million warrant liability settleable on a non-cash basis). For the six months ended September 30, 2022, the Company is reporting a net loss of approximately $2.7 million, and cash used in operating activities of approximately $4.7 million. As of October 31, 2022, the Company had approximately $15.1 million of cash and cash equivalents on hand. The Company believes its current cash resources are sufficient to fund operations for at least thirteen months from November 29, 2022, the date of this report.

During the quarter ended June 30, 2021, the Company made an “at the market” offering, under which it sold 90,888 ordinary shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions). On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities and would expect to enter the capital markets when additional funding is required.

19

Cash Flows From Operating Activities

During the Fiscal 2023 Six Months, the Company used cash of $4.7 million to fund operating activities, compared to $2.9 million used during the Fiscal 2022 Six Months. Operations in both the Fiscal 2023 Six Months and the Fiscal 2022 Six Months were funded by existing cash from the “at the market” offering and the public offering in 2021.

The Company’s continuing operations are dependent upon any one of:

1.	the development and identification of economically recoverable therapeutic solutions;
2.	the ability of the Company to obtain the necessary financing to complete the research; or
3.	the future profitable production, or proceeds, from the disposition of intellectual property.

The Company has incurred substantial operating losses since inception due to significant research and development spending and corporate overhead and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of September 30, 2022, the Company had cash and cash equivalents of approximately $15.0 million, working capital of approximately $15.7 million (including prepaid expenses of $1.5 million) and an accumulated deficit of approximately $57.7 million.  The Company has funded its operations from proceeds from the sale of equity and debt securities. The Company will require significant additional capital to make the investments that it needs to execute its longer-term business plan. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company’s operations or ability to enter into certain transactions.

It is anticipated that the Convertible Note, as further described below, will be funded by existing cash and cash provided under the Purchase Agreement described above.

Cash Flows From Investing Activities

During the Fiscal 2023 Six Months, the Company used cash of $0.6 million to find investing activities. During the Fiscal 2022 Six Months, there were no investing cash flow activities.

On July 13, 2022, the Company entered into a commitment with Stimunity to provide €600,000 under a Convertible Note with a maturity date of September 1, 2023. The Convertible Note provides for interest at 7% per annum. The Convertible Note was funded by the Company on September 12, 2022 by existing cash and cash provided under the Purchase Agreement described above. See “Key Contractual Obligations” below for a further discussion.

Cash Flows From Financing Activities

During the Fiscal 2023 Six Months, the Company used cash of $3.0 million to fund financing activities. During the Fiscal 2022 Six Months, the Company generated net cash of $27.3 million from financing activities.

During the Fiscal 2023 Six Months, as consideration for the Tarus acquisition, the Company issued to Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day Volume Weighted Average Price per share. The shares have not been registered with the SEC and are subject to lock-up agreements for terms ranging from six to twelve months. Additionally, milestone payments of up to $32 million in cash or Portage ordinary shares would be triggered upon achievement of future development and sales milestones. As a result of the transaction:

•	The Company also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest). The short-term debt was repaid by the Company in July 2022 and the repayment of the milestone obligation was paid by the Company in August 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial, Portage will pay an additional one-time milestone payment of $15 million. Payment will be in the form of cash or Portage ordinary shares (at the discretion of Portage). The remaining $17 million milestone is based on targeted commercial sales.

20

During the three months ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 ordinary shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions). On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled on June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses.

Key Contractual Obligations

Details of contractual obligations, commitments and contingent liabilities are provided in Note 17, “Commitments and Contingent Liabilities,” to the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2022.

On July 1, 2022, the Company, its wholly-owned subsidiary, Tarus Acquisition Inc., and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor agonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into a wholly-owned subsidiary of the Company with the surviving entity renamed Tarus Therapeutics, LLC (“Tarus”).

As consideration for Tarus, the Company issued to Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day Volume Weighted Average Price per share. The shares have not been registered with the SEC and are subject to lock-up agreements for terms ranging from six to twelve months. Additionally, payments of up to $32 million in cash or Portage ordinary shares would be triggered upon achievement of future development and sales milestones. As a result of the transaction:

•	The Company also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest), for an aggregate of $3 million in liabilities. The Company repaid the short-term debt in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial, Portage will pay an additional one-time payment of $15 million. Payment will be in the form of cash or Portage ordinary shares (at the discretion of Portage). The remaining $17 million milestone is based on target commercial sales.

On July 13, 2022, the Company entered into a commitment with Stimunity to provide €600,000 under a Convertible Note with a maturity date of September 1, 2023 (the “Maturity Date”). The Convertible Note provides for interest at 7% per annum. The Convertible Note is automatically converted into Series A shares upon Stimunity commencing a Series A subscription round for €20 million. If such Subscription round is completed prior to the Maturity Date, the Company will be entitled to convert the Convertible Note into Series A shares at the subscription share price less 15%. Additionally, if subscribers create a new category of shares with additional rights of less than €5 million (the “Minimum Raise”), the Company will have the right to convert the Convertible Note and the historical Series A shares owned into the new category of shares. In the event that Stimunity does not close a subscription prior to the Maturity Date or raises less than the Minimum Raise, the Company will have the right to convert into Series A shares at €363.00 per share or the raise price less 15%, whichever is lower. The Convertible Note was funded by the Company on September 12, 2022 by existing cash and cash provided under the Purchase Agreement described above.

On July 18, 2022, the Company and its wholly-owned subsidiary, SalvaRx Ltd. (“SalvaRx”), entered into a Share Exchange Agreement with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT agonist platform. The Company followed IFRS 3, “Business Combinations,” and IAS 27, “Separate Financial Statements,” (which substantially replaced IAS 3) to account for this transaction. The Company achieved control of iOx, as defined, on January 8, 2019 upon the completion of Portage’s acquisition of SalvaRx. Further transactions whereby the parent entity acquires further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

•	the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary;
•	any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent; and
•	there is no consequential adjustment to the carrying amount of goodwill, and no gain or loss is recognized in profit or loss.

21

The Company now owns the worldwide rights to its small molecule iNKT agonists, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to the Company, and the Company acquired from each Seller, legal and beneficial ownership of the number of iOx Shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 1,070,000 Portage ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, Portage owns 100% of the issued and outstanding shares of iOx.

As additional consideration for the sale of the iOx Exchange Shares to the Company, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from the Company having an aggregate value equal to $25 million calculated at the Per Share Earnout Price, as defined in the Share Exchange Agreement, upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/agonist) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). The Company shall have the option, in its sole and absolute discretion, to settle the Earnout Shares in cash.

Off-balance Sheet Arrangements

As of September 30, 2022 and March 31, 2022, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Significant related party transactions are detailed in Note 18, “Related Party Transactions” to the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2022.

Financial and Derivative Instruments

The Company’s financial instruments recognized in the Company’s condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company’s financial instruments as of September 30, 2022 and March 31, 2022:

	As of September 30, 2022		As of March 31, 2022
(In thousands)	Amortized Cost	Fair Value through Other Comprehensive Income (FVTOCI)	Amortized Cost	FVTOCI

Financial assets
Cash and cash equivalents	$15,038	$—	$23,352	$—
Prepaid expenses and other receivables	$1,542	$—	$1,480	$—
Convertible note receivable, including accrued interest	$—	$590	$—	—
Investments	$—	$8,966	$—	$9,082

	Amortized Cost	Fair Value through Profit or Loss (FVTPL)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$1,425	$—	$750	$—
Warrant liability	$—	$8	$—	$33
Deferred purchase price payable - Tarus	$—	$8,522	$—	$—
Deferred obligation - iOx milestone	$—	$5,424	$—	$—

22

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Convertible Note Receivable: The fair value of the convertible note denominated in euros at initial recognition is the transaction price for the instrument adjusted for the effect of the currency translation rate on the reporting date (Level 3).

Investment in Intensity: Fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors (Level 3).

Accrued Equity Issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Warrant Liability: The fair value is estimated using a Black-Scholes model (Level 3).

Deferred Purchase Price Payable - Tarus: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 at acquisition date, adjusted at each reporting date for any change in fair value (Level 3). The fair value was determined using the Income Approach and was based upon the analysis on the Tarus clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and Company experience, as well as the relevant cost of capital. The Company recorded a gain from the change (decrease) in fair value of the liability of $0.016 million as of and for the three and six months ended September 30, 2022.

Deferred obligation - iOx milestone: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 as of July 18, 2022, the date of the iOx Share Exchange Agreement, adjusted at each reporting date for any change in fair value (Level 3). The fair value was determined using the Income Approach and based on factors including the clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and Company experience, as well as the relevant cost of capital. The Company recorded a gain from the change (decrease) in fair value of the liability of $0.054 million as of and for the three and six months ended September 30, 2022.

There have been no transfers between levels of the fair value hierarchy for the six months ended September 30, 2022 and the year ended March 31, 2022.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

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Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash and cash equivalents. Cash and cash equivalents comprise cash on hand and on-demand deposits that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of September 30, 2022 and March 31, 2022, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash and cash equivalents to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments (including the convertible note receivable), deferred tax assets, deferred tax liability, research and development costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

New Accounting Standards, Interpretations and Amendments

The Company is also unaware of any applicable but not-yet-adopted standards that are expected to materially affect the Company’s financial statements for future periods.

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Internal Controls Over Financial Reporting

The management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2022. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management identified material weaknesses in the Company’s internal controls over financial reporting and, as a result, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2022.

Management identified the following material weaknesses in our internal control over financial reporting.

•	Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting;

•	Management lacks the number of skilled persons that it requires given the complexity of the reporting requirements that it has to make, which more specifically include the staff and expertise (i) to properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) to establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) to apply complex accounting principles, including those relating to business combination accounting, income taxes and fair value estimates; and

•	There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process research and development assets, share-based payments, carrying amounts of goodwill and intangible assets and business combination accounting.

Public Securities Filings

Additional information, including the Company’s annual information in the Annual Report on Form 20-F, is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission at www.edgar.com.

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